September 26, 2007



Mr. Peter P.W. Tse
Group Executive Director and Chief Financial Officer
CLP Holdings Limited
147 Argyle Street
Kowloon,
Hong Kong Special Administrative Region, China

	Re:	CLP Holdings Limited
		Form 20-F for fiscal year ended December 31, 2006
		Filed June 22, 2007
      File No. 333-08176

Dear Mr. Tse:

      We have reviewed your filing and have the following comments.
We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2006

General

1. In future filings, please file Schedule II in support of valuation and qualifying accounts included in each balance sheet presented. Specifically, this schedule should include, but not be limited to your accounts receivable provisions. Refer to Rule 5-04(c) of Regulation S-X.


Operating and Financial Review and Prospects, page 55

F.  Tabular Disclosure of Contractual Obligations, page 74

2. Please revise your tabular disclosure of contractual obligations in future filings to include estimated interest payments on your long-term debt and finance lease obligations. Since the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. A footnote to the table should provide appropriate disclosures regarding how you estimated the interest payments. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. Refer to Item 5.F of Form
20-F and footnote 46 to SEC Release No. 33-8350.

Controls and Procedures, page 127

Disclosure Controls and Procedures, page 127

3. In future filings, please replace your reference to Rules 13-
14(c)
and 15d-14(c) of the Securities Exchange Act of 1934 with Rules
13a-
15(e) and 15d-15(e) of the Securities Exchange Act of 1934.

4. In future filings, if you choose to provide a definition of disclosure controls and procedures, please include a complete definition. Refer to Rule 13a-15(e) and 15d-15(e) of the Securities
Exchange Act of 1934.

Notes to the Consolidated Financial Statements, page F-10

2. Significant Accounting Policies, page F-10

(C)  Basis of Consolidation, page F-12

5. We note your statement that the accounting policies of jointly controlled entities and associated companies have been changed to ensure consistency with Group accounting policies. Considering that the accounting policies of unconsolidated entities do not need to be changed to be consistent with the investor`s policies under US GAAP, please tell us why these adjustments were not reversed for your HKFRS to US GAAP reconciliation. Also describe the policies which were revised and their impact on your results of operations for each of the three years in the period ending December 31, 2006.


16. Earnings per Share, page F-35

6. We note your presentation of adjusted earnings per share.
Please
confirm to us that you are expressly permitted to present adjusted earnings per share under HKFRS. If so, cite for us the authoritative guidance in HKFRS and please include the following disclosures in future filings:

* A statement disclosing the reasons why you believe that presentation of adjusted earnings per share provides useful information to investors regarding your financial condition and results of operations; and

* A statement disclosing the additional purposes for which you use adjusted earnings per share.

If, as we believe, adjusted earnings per share is not expressly permitted under HKFRS, please remove this non-GAAP measure in future filings, or tell us why you believe it is permissible under Item
10(e) of Regulation S-K.

20. Interests in Jointly Controlled Entities, page F-41

7. We note your disclosure that you own 70% of both Fangchenggang and
Guizhou CLP Power and that none of the joint venture partners has unilateral control over the economic activity of these entities. Please include additional disclosure in future filings to further clarify this statement as it relates to voting rights, your share of profits and losses or any other relevant factors you considered in determining your accounting treatment. We further note that you have not presented a HKFRS to US GAAP reconciling item for the consolidation of these entities. Please tell us the basis for your conclusion that these entities should not be consolidated for US GAAP purposes.

Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.


	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact me at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters.

								Sincerely,



								William Choi
								Branch Chief


Mr. Peter P.W. Tse
CLP Holdings Limited
September 26, 2007
page 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561